November 3, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Cecilia Blye, Chief, Office of Global Security Risk

Re:     Sara Lee Corporation

          Form 10-K for Fiscal Year Ended July 2, 2011

          Filed August 26, 2011

          Commission File No. 001-03344

Dear Ms. Blye:

This letter responds to the letter dated September 30, 2011 (the “Comment Letter”) containing one comment from the staff of the Division of Corporation Finance, Office of Global Security Risk, of the Securities and Exchange Commission resulting from the staff’s review of the filing of Sara Lee Corporation (“Sara Lee” or the “corporation”) identified above. Our response is set out below following the text of the Comment Letter.

General

1.	We note that the agreement governing the sale of your global body care and European detergents businesses to Unilever N.V., filed as Exhibit 10.2 to the Form 8-K filed on December 5, 2010, includes the transfer and sale of intellectual property rights in territories that include Iran, Syria and Sudan. Iran, Syria and Sudan are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us your current and past contacts with Iran, Syria and Sudan, if any, whether through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by those governments.

Response #1:

Sara Lee’s business in fiscal 2011 can be broadly grouped into two categories: Food and Beverage (comprised of our North American Retail, North American Fresh Bakery, North

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November 3, 2011

American Foodservice, International Beverage and International Bakery businesses) and Household and Body Care. Sara Lee is in the process of divesting several businesses within the Food and Beverage category, including North American Fresh Bakery, and will retain the remaining businesses. During fiscal 2011 Sara Lee substantially completed the sale of its entire Household and Body Care businesses, with the remaining businesses expected to be sold by the end of calendar 2011. Given each category’s unique status within Sara Lee, our response to the SEC’s comment, below, is divided into two parts – one focused on our Food and Beverage businesses and one focused on our Household and Body Care businesses. Our response covers our operations during the past 5 fiscal years1 and, with respect to our Household and Body Care businesses, cover the period during which we owned each business.

Food and Beverage

Sara Lee’s Food and Beverage businesses do not have and, to our knowledge, have not had any facilities, offices, employees or customers in Iran, Syria or Sudan. These businesses also do not have, and have not had, any agreements, commercial arrangements or other contacts with the governments of Iran, Syria or Sudan or, to our knowledge, entities controlled by those governments. To our knowledge these businesses do not sell and have not sold products directly to customers in Iran, Syria or Sudan or to any third-party dealers or distributors who, in turn, sell or have sold products to their own customers in Iran, Syria or Sudan.

Household and Body Care

Sara Lee’s Household and Body Care businesses do not have and, to our knowledge, have not had any facilities, offices, employees or customers in Iran, Syria or Sudan. These businesses also do not have, and have not had, any agreements, commercial arrangements or other contacts with the governments of Iran, Syria or Sudan or, to our knowledge, entities controlled by those governments. To our knowledge these businesses do not sell and have not sold products directly to customers in Iran, Syria or Sudan or, except for our arrangement with Zetra described below, to any third-party dealers or distributors who, in turn, sell or have sold products to their own customers in Iran, Syria or Sudan.

In the Comment Letter, the staff refers to a portion of the agreement governing the sale of our global body care and European detergents businesses to Unilever N.V. (the “Unilever Agreement”), which provides (among other things) for the transfer to Unilever of intellectual property rights in Middle Eastern countries, including Iran, Syria and Sudan (the “Territory”). As noted in the Unilever Agreement, a corporation named Zetra BV holds intellectual property rights with respect to select household and body care products of Sara Lee. Under a license and

[1]

To our knowledge and except as set forth further in this letter, the factual statements made in our response are true for periods occurring more than five years ago; however, due to the passage of time, personnel turnover and implementation of internal records retention policies, we are unable to affirmatively verify these statements for earlier periods with the same level of assurance that we have with respect to the last five years.

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November 3, 2011

manufacturing agreement signed by Zetra and a foreign subsidiary of Sara Lee (the “Zetra Agreement”), Zetra was granted an exclusive license to manufacture and sell select household and body care products in the Territory. Zetra is an independent company that is not affiliated with Sara Lee or any of its subsidiaries, and neither Sara Lee nor any of its subsidiaries directs or controls Zetra’s business. The products covered by the Zetra Agreement primarily consist of shoe care, household cleaning, air care, hair care and body care (e.g., body washes, deodorants and body spray) products. Products sold by Zetra in the Territory are either purchased from foreign subsidiaries of Sara Lee, or are manufactured directly by Zetra or by third-parties (other than Sara Lee) under contract with Zetra. All of the products purchased by Zetra from foreign subsidiaries of Sara Lee were manufactured outside the U.S. and contained only non-U.S. materials.

The business arrangement with Zetra dates as far back as the 1940’s and was established by prior owners of our Household and Body Care business. The Zetra Agreement entitles Sara Lee to terminate this arrangement and reclaim all intellectual property rights covered by the agreement. In December 2010 Sara Lee sold the global body care and European detergents divisions of our Household and Body Care business to Unilever. In the Unilever Agreement, Sara Lee committed to exercise its termination rights under the Zetra Agreement and then transfer to Unilever all of the intellectual property rights covered by the Zetra Agreement. We currently are involved in a dispute with Zetra relating to the exercise of our termination rights and, as a result, are unable to obtain information from Zetra. The Zetra Agreement does not obligate Zetra to inform Sara Lee regarding the identity or location of its customers or the specific countries into which it makes sales; however, to our knowledge based on information Zetra previously provided, Zetra has not sold products in Iran, Syria or Sudan since at least fiscal 2006.

Prior to our December 2010 business divestiture to Unilever, the revenues we generated from the Zetra Agreement were quantitatively immaterial to our business. In fiscal 2009 (the last year for which we have data), we generated total revenue of $10.4 million from the Zetra Agreement ($10.1 million in product sales and $255,000 in royalties), which equaled 0.12% of our total fiscal 2009 sales.2

In addition, from a qualitative perspective, we do not believe that our former business relationship with Zetra raised any meaningful risk of having a potential material adverse effect on Sara Lee’s brand, reputation or share value or otherwise posed a material risk to our stockholders or would influence a reasonable investor in his, her or its investment decision. The Household and Body Care products that were covered by the Zetra Agreement are used for innocuous and beneficial applications such as housekeeping and grooming.3 The purposes and applications of these products would not be useful to the conduct of any enterprise hostile to the United States, including particularly terrorist activities.

[2]

We believe that a foreign subsidiary of Sara Lee generated approximately $35,000 in each of fiscal 2006 and 2005 and approximately $34,000 in fiscal 2004 from sales of products to Zetra that in turn were resold by Zetra into Sudan; no products were resold into Iran or Syria during those years.

[3]

Under the agreement, Zetra is entitled to sell certain consumer insecticide products; however sales of insecticides comprised a very small portion of product sales ($27,000 in fiscal 2009, or .26% of total fiscal 2009 sales under the Zetra Agreement).

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November 3, 2011

General

In addition to our response, above, to the staff’s specific question, Sara Lee also confirms that it is our practice to comply with all laws and regulations applicable to our business, including laws relating to exports and sanctions. To ensure compliance, Sara Lee has in effect an Export Controls, Embargoes and Economic Sanctions Policy requiring Sara Lee’s businesses to comply with all applicable U.S. export control laws, economic sanctions and embargoes. This Policy, which was most recently updated in March 2011, applies to all of Sara Lee’s divisions, subsidiaries affiliates and personnel, wherever they are located or doing business.

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1.	Sara Lee is responsible for the adequacy and accuracy of disclosures in the above-referenced Form 10-K;

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the matters covered by this letter, or desire additional information, please contact me at (630) 598-8564 or via email at helen.kaminski@saralee.com.

Very truly yours,

/s/ Helen N. Kaminski

Assistant General Counsel, Corporate & Securities

cc:	Mark A. Garvey, Chief Financial Officer
Paulette	R. Dodson, Senior Vice President, General Counsel and Corporate Secretary